Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 19, 2012

XVZ

iPath® S&P 500 Dynamic VIX ETN

Note Description

The iPath® S&P 500 Dynamic VIX ETN is designed to provide investors with exposure to the S&P 500® Dynamic VIX FuturesTM Total Return Index.

Index Description

The S&P 500® Dynamic VIX FuturesTM Total Return Index (the “Index” ) is designed to dynamically allocate between the S&P 500® VIX Short-Term FuturesTM Index Excess Return and the S&P 500® VIX Mid-Term FuturesTM Index Excess Return by monitoring the steepness of the implied volatility curve. The Index seeks to react positively to overall increases in market volatility and aims to lower the roll cost of investments linked to future implied volatility.

Note Details

Ticker XVZ Intraday Indicative Value Ticker XVZ.IV CUSIP 06741L609 ISIN US06741L6092 Primary exchange NYSE Arca Yearly fee1 0.95% Inception date 8/17/2011

Maturity date 8/18/2021 Issuer Barclays Bank PLC Callable ETN No

Index Details

SS&P 500 Dynamic VIX FuturesTM Index TR Index name

Composition Futures on S&P 500 VIX Number of components 2 Bloomberg Index ticker SPDVIXTR Inception date 6/13/2011 Base value and date 1,000 as of 12/20/2005 Index sponsor S&P

Cumulative Index Return2

40% 32% 24% 16% 8%

0%

Aug 11 Sep 11 Oct 11 Nov 11 Dec 11

S&P 500 Dynamic VIX FuturesTM Index TR

Source: S&P (based on daily returns 08/11-12/11 since Note inception date).

2 Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

Index Composition

100%

75% 70.00% 50%

25%

%

-25%

-30.00% -50%

S&P 500 VIX M/T Fut Index S&P 500 VIX S/T Fut Index

Source: S&P, as of 12/31/2011. Index composition is subject to change.

1 The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

Annualized Performance, Standard Deviation And Correlation History

3-month 6-month 1-Year 3-Year 5-Year Standard Index Return % Return % Return % Return % Return % Deviation % Correlations4 Annualized3

S&P 500 Dynamic VIX FuturesTM Index TR -10.41 28.02 n/a n/a n/a n/a n/a S&P 500 Index 11.82 -3.69 2.11 14.11 -0.25 15.94 n/a MSCI EAFE Index 3.33 -16.31 -12.14 7.65 -4.72 19.52 n/a MSCI Emerging Markets IndexSM 4.42 -19.13 -18.42 20.07 2.40 24.50 n/a Barclays Capital U.S. Aggregate Bond Index 1.12 4.98 7.84 6.77 6.50 2.35 n/a

Dow Jones-UBS Commodity Index Total ReturnSM 0.35 -11.03 -13.32 6.39 -2.07 19.45 n/a Source: BlackRock, S&P, MSCI, Barclays Capital and Dow Jones-UBS, as of 12/31/2011.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/10 12/11, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays Capital

4 Correlations based on weekly returns for 12/10 12/11. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays Capital Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs” ) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or call a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Performance of the Underlying Index is Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Dynamic Allocation of Underlying Index: The value of the underlying index will depend upon the success of such index in dynamically allocating between the short-term and mid-term volatility futures components. The allocation of such index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, such index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility.

Benefits Risks

May provide portfolio diversification and completion* No principal protection

Ability to execute tactical views Credit risk of the issuer

Interest Rate Management Concentration of index exposure

Hedging Tool Minimum redemption value directly with issuer

Exchange listed Market risk

Daily redemption capabilities directly to issuer Yearly fee and applicable costs

No tracking error to their specified underlying index**

* Diversification does not protect against market risk.

** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price.

Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term FuturesTM”, “S&P 500 VIX Mid-Term FuturesTM” and “S&P 500® Dynamic VIX FuturesTM” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. VIX is a registered trademark of the Chicago Board Options Exchange, Incorporated ( CBOE ) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0533-0212

Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com